UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December
31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from _______________ to _______________
Commission File Number
001-41808

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Somerset Regal Bank
401(k) Retirement Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SR Bancorp, Inc.
220 West Union Avenue
Bound Brook, New Jersey 08805

Somerset Regal Bank 401(k)

Retirement Plan

Financial Statements and

Supplementary Information

December 31, 2025 and 2024

Somerset Regal Bank 401(k) Retirement Plan

December 31, 2025 and 2024

EisnerAmper LLP 111 Wood Avenue South Iselin, NJ 08830-2700 T 732.243.7000 F 732.951.7400 www.eisneramper.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator, Participants and Beneficiaries
of the Somerset Regal Bank 401(k) Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Somerset Regal Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing
procedures
to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
“EisnerAmper” is the brand name under which EisnerAmper LLP and Eisner Advisory Group LLC and its subsidiary entities provide professional services. EisnerAmper LLP and Eisner Advisory Group LLC are independently owned firms that practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations and professional standards. EisnerAmper LLP is a licensed CPA firm that provides attest services, and Eisner Advisory Group LLC and its subsidiary entities provide tax and business consulting services. Eisner Advisory Group LLC and its subsidiary entities are not licensed CPA firms.

Supplemental Information
The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2025, and of delinquent participant contributions for the year ended December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2024.
/s/ EisnerAmper LLP
EISNERAMPER LLP
Iselin, New Jersey
June 29, 2026

EisnerAmper LLP www.eisneramper.com

Somerset Regal
Bank
401(k) Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

Assets	2025	2024
Investments at fair value	$19,698,073	$16,457,076
Notes receivable from participants	163,863	134,055

Net assets available for benefits	$19,861,936	$16,591,131

See notes to financial statements

Somerset Regal Bank 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions
Investment income:
Net appreciation in fair value of investments	$1,534,979
Interest and dividends	1,023,832

Total investment income	2,558,811

Interest income on notes receivable from participants	10,920

Contributions:
Participants	775,771
Employer	271,118
Rollovers	213,940

Total contributions	1,260,829

Total additions	3,830,560

Deductions
Benefits paid to participants	505,433
Administrative fees	54,322

Total deductions	559,755

Net increase	3,270,805
Net Assets Available for Benefits
Beginning of year	16,591,131

End of year	$19,861,936

See notes to financial statements

Somerset Regal Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2025 and 2024

1.	Description of the Plan
The following brief description of the Somerset Regal Bank 401(k) Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan, which was established by Somerset Regal Bank (the Bank, formerly known as Somerset Savings Bank, SLA), on January 1, 1984, is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. Employees are eligible to participate in the plan effective as of the first day of the month following their attainment of age 21 and six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s 401(k) Committee is responsible for oversight of the Plan. This committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Bank.
Contributions
Each year, active participants may make voluntary contributions in an amount equal to not less than 2% of the participant’s eligible compensation during a plan year, as defined in the plan document, up to the maximum limits of the Internal Revenue Code (IRC). The Plan includes an automatic enrollment provision whereby all newly eligible employees are automatically enrolled at 3% unless an election is made otherwise. The Plan also includes an automatic escalation feature. Salary deferral contributions will be automatically increased by 1% on January 1 of each year until they reach a
10
% salary deferral contribution rate, unless an election is made otherwise. Such contributions may not exceed $23,500 during calendar year ended December 31, 2025. Employees 50 years of age or older who have deferred the maximum amount of $23,500, may make additional catch-up
contributions, not to exceed $7,500 for the year ended December 31, 2025. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). The Bank contributes 3% of eligible compensation as a safe harbor contribution.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s safe harbor contribution and (b) the Plan’s earnings, and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions and the Bank’s contributions plus actual earnings thereon regardless of periods of service.
Notes Receivable From Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the one-year
period ending on the day before the date the loan is granted, or 50% of the amount to which the participant would be vested under this Plan had the participant’s employment with the Bank been terminated on the date the loan is granted. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.75% at December 31, 2025 and from 4.25% to 10.00% at December 31, 2024, which are commensurate with local prevailing rates as determined by the plan administrator. Interest on the loan will be based on the rates available for similar loans from commercial lending institutions. Principal and interest is paid ratably through bi-weekly
payroll deductions. The loan and accrued interest shall be repaid over a term of not more than five years, unless the purpose of the loan is for the purchase of a primary residence. In such case, the loan term may exceed five years. Loan transactions are treated as transfers between investment funds and notes receivable from participants.

Somerset Regal Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2025 and 2024

Payment of Benefits
On termination of service, due to death, disability, retirement or other reasons, participants may request payment of their vested account in a lump sum or may defer payment until reaching age 70
1
⁄
2
. Effective January 1, 2025, the age requirement for a lump sum payment request had been increased from 70
1
⁄
2
to 72 years. In addition, participants may withdraw part of their vested interest in their elective contribution accounts at age 59
1
⁄
2
. Distributions may be made either in cash, subject to applicable income tax withholding requirements, or rolled over to another qualified plan
or individual retirement account. In addition, the Plan allows for hardship distributions if certain criteria are met.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend
date. Net (depreciation) appreciation includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2025 and 2024.

Somerset Regal Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2025 and 2024

Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank. Expenses that are paid by the Bank are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Payment of Benefits
Benefit payments are recorded when paid.

3.	Fair Value Measurements
The FASB’s Accounting Standards Codification (“ASC”) 820,
Fair Value Measurements and Disclosures
, provides the framework for measuring fair value. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observables and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end
mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Somerset Regal Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2025 and 2024

The collective trust fund is valued at the NAV of units held in the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the Plan less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. This common collective trust imposes a
90-day
“equity wash” restriction on all participant-directed transfers to competing investment options. Under this restriction, any such transfer must first be directed to a non-competing
investment option and remain there for a minimum of 90 days before being transferred to a competing option. In the event the Plan were to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. Returns are derived from income earned less expenses. Individual investment contracts are held within the portfolio and represent credit obligations of the issuer, units of the portfolio are not guaranteed by the trustee, the Bank or any federal or state agency. The portfolio includes contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds.
The objective of the collective trust fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. The fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts, as well as cash and cash equivalents. The fund’s stable value investment contracts will maintain a minimum weighted average credit quality rating of “A” or better. The underlying fixed income securities of the fund must be rated investment grade and meet diversification guidelines. The fund is designed for long-term retirement investing.
Principal Life Insurance Company offers separate accounts as investment options for retirement benefits plans. The following operational information is pertinent to the non-registered
separate accounts made available by Principal Life Insurance Company.
Pooled Separate Accounts (PSA) are accounts maintained by an insurance company that are used for the collective investment of plan funds from multiple employee benefit plans.
Separate accounts are credited with the income, gains, or losses resulting from the assets allocated to that specific account only. The return on separate accounts is not guaranteed. The value of an interest in a separate account increases or decreases based on the value of the assets held in the separate account. Each plan that invests in the PSAs obtains units of participation in the pooled account and through those units of participation share in the gains and losses of al investments in the pooled account.
The plan holds an interest in the PSA’s represented in units credited to the account and the number of units allocated or withdrawn from the account. The participation unit value represents the NAV and is adjusted periodically to reflect investment results under the separate account. The NAV is used as a practical expedient to estimate fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Somerset Regal Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2025 and 2024

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$17,217,113	$—	$—	$17,217,113
Common Stock	1,552,713	—	—	1,552,713
Investments measured at net asset value (a)				928,247

Total investments at fair value	$18,769,826	—	—	$19,698,073

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$14,407,740	$—	$—	$14,407,740
Common Stock	1,119,175	—	—	1,119,175
Investments measured at net asset value (a)				930,161

Total investments at fair value	$15,526,915	—	—	$16,457,076

(a)
In accordance with FAS ASC
820-10,
certain investments that are measured at fair value using the NAV value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Somerset Regal Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2025 and 2024

Investments Measured Using NAV per Share Practical Expedient
The following tables summarize investments for which fair value is measured using NAV per share practical expedient as of December 31, 2025 and 2024, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2025
	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common collective trust fund:
Morley Stable Value Fund	$793,098	N/A	Daily	30 days
Pooled separate accounts:
Principal MidCap S&P 400	$109,966	N/A	N/A	N/A
Principal SmallCap S&P 600	$25,183	N/A	N/A	N/A

	December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common collective trust fund:
Morley Stable Value Fund	$740,356	N/A	Daily	30 days
Pooled separate accounts:
Principal MidCap S&P 400	$112,979	N/A	N/A	N/A
Principal SmallCap S&P 600	$76,826	N/A	N/A	N/A

4.	Related-Party and Party in Interest Transactions
Certain of the Plan’s investments are managed by the affiliates of Principal Trust Company, the Plan’s trustee, and therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for the investment manager services are included in net (depreciation) appreciation in the fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. Additionally, the Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party in interest transactions.
Common stock of SR Bancorp, Inc.
As of December 31, 2025, participants in the Plan held 98,647 shares of SR Bancorp, Inc Common Stock valued at $1,552,713.
As of December 31, 2024, participants in the Plan held 93,969 shares of SR Bancorp, Inc. Common Stock valued at $1,119,175.

5.	Plan Termination
Although it has not
expressed
any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Somerset Regal Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2025 and 2024

6.	Tax Status
The Plan has adopted a
pre-approved
Plan sponsored by Principal Life Insurance Company. On June 30, 2020, the Internal Revenue Service (“IRS”) stated in an opinion letter that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”) and therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress
.

7.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Volatility in the financial markets may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2025 may not necessarily be indicative of amounts that could be realized in a current market
exchange.

8.	Mutual Fund Fees
Certain investments in mutual funds are subject to sales charges in the form of front-end
loads,
back-end
load or
12b-1
fees.
12b-1
fees are ongoing fees allowable under
Section 12b-1
of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

Somerset Regal Bank 401(k) Retirement Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-0784760 Plan Number: 002
Year Ended December 31, 2025

	(b)	(c)
(a)	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	(d)	(e)
	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Mutual Funds
	American Century
	Investments	American Century Small Cap Value Fund	N/R	$561,124
	American Funds	American Balanced Fund	N/R	1,036,182
	American Funds	Washington Mutual Investors Fund	N/R	1,044,349
	MFS	MFS Blended Research Midcap Equity Fund	N/R	888,066
	J.P. Morgan	JP Morgan Large Cap Growth Fund	N/R	1,492,052
	J.P. Morgan	JP Morgan SmartRetirement Income	N/R	644,695
	J.P. Morgan	JP Morgan SmartRetirement 2025	N/R	2,089,287
	J.P. Morgan	JP Morgan SmartRetirement 2030	N/R	1,329,598
	J.P. Morgan	JP Morgan SmartRetirement 2035	N/R	765,919
	J.P. Morgan	JP Morgan SmartRetirement 2040	N/R	507,697
	J.P. Morgan	JP Morgan SmartRetirement 2045	N/R	493,911
	J.P. Morgan	JP Morgan SmartRetirement 2050	N/R	862,057
	J.P. Morgan	JP Morgan SmartRetirement 2055	N/R	202,229
	J.P. Morgan	JP Morgan SmartRetirement 2060	N/R	107,120
	J.P. Morgan	JP Morgan SmartRetirement 2065	N/R	41,467
	Loomis Sayles	Natixis Loomis Sayles Core Plus Bond Fund	N/R	370,429
	Schwab Funds	Schwab S&P 500 Index Fund	N/R	3,325,892
	SIT Mutual Funds	SIT U.S. Government Securities Fund	N/R	410,689
	Vanguard	Vanguard Global Equity Fund	N/R	1,044,350

	Total mutual funds			17,217,113
	Common Stock	SR Bancorp Stock	N/R	1,552,713
	Common Collective Trust Fund	Morley Stable Value Fund Net 80-I Fund	N/R	793,098
*	Pooled Separate Accounts	Principal MidCap S&P 400		109,966
		Principal SmallCap S&P 600		25,183

				135,149
	Total investments at fair value			19,698,073
*	Participant Loans	Interest rates: 4.25% - 9.75%		$163,863

		Maturity dates range from 2026-2030
				$19,861,936

*	A party in interest as defined by ERISA
	N/R - cost omitted for participant directed investments

Somerset Regal Bank 401(k) Retirement Plan

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
EIN: 22-0784760 Plan Number: 002
Year Ended December 31, 2025

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

	Total That Constitute Prohibited Nonexempt Transactions			Totally Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Participant Contributions Transferred Late to Plan *	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Check Here
If Late Participant Loan Repayments are Included	**$244	*$5,643
√

*	Pertains to Plan Year 2024
**	Contributions have been remitted into the Plan in 2023 and 2024. Plan Administrator is in process of calculating lost earnings

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOMERSET REGAL BANK 401(k) SAVINGS AND INVESTMENT PLAN

Date: July 1, 2026	By:	/s/ Christopher J. Pribula
Christopher J. Pribula Chief Executive Officer